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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH, D.C.
210
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Juniper Advisory L.P.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 1350
(No. and Street)

Houston (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Davis CFO 713-335-4735
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

333 Clay Street, Suite 2300 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

KY 3/28

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Richard K. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Juniper Advisory L.P. (the "Partnership") for the years ended December 31, 2006 and 2005, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard K Gordon 2/22/07
Signature Date

Managing Director
Title

Laura L. Giroir
Notary Public

LAURA L. GIROIR
Notary Public, State of Texas
My Commission Expires
February 13, 2008

JUNIPER ADVISORY L.P.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Juniper Advisory L.P.:

We have audited the accompanying statements of financial condition of Juniper Advisory L.P. (the "Partnership") as of December 31, 2006 and 2005, and the related statements of operations, cash flows, and changes in partners' capital for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Partnership's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 20, 2007

398303

JUNIPER ADVISORY L.P.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
CASH AND CASH EQUIVALENTS	$2,265,614	$2,382,232
RECEIVABLE FROM CUSTOMER	20,333	
FIXED ASSETS, Net of accumulated depreciation of $62,160 and $8,573 in 2006 and 2005, respectively	387,840	77,822
OTHER ASSETS	41,220	32,092
TOTAL	$2,715,007	$2,492,146
LIABILITIES AND PARTNERS' CAPITAL		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 37,364	$ 36,366
DEFERRED REVENUE	209,885	
TOTAL LIABILITIES	247,249	36,366
PARTNERS' CAPITAL:		
General Partner	2,471	2,459
Limited Partner	2,465,287	2,453,321
Total partners' capital	2,467,758	2,455,780
TOTAL	$2,715,007	$2,492,146

The accompanying notes are an integral part of these financial statements.

JUNIPER ADVISORY L.P.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Juniper Advisory L.P., (the "Partnership") was formed on December 9, 2002 in Houston Texas, under the laws of the state of Delaware. During May 2003, the Partnership became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership's general partner is HSF Capital G.P. LLC, and the sole limited partner is Richard K. Gordon.

During January of 2006, the Partnership opened a Chicago branch office. The branch office operates with three principals, two supporting staff and earned fees on several projects in 2006. The opening of the branch did not result in any change in the ownership of the Partnership.

The Partnership performs financial and strategic advisory services and earns fees upon successful completion of client transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, that affect the reported amounts and the disclosure of contingencies in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are defined as amounts that are readily convertible into cash and highly liquid investments with an original maturity of three months or less when purchased.

Fixed Assets—Leasehold improvements and office furniture and equipment are carried at cost less accumulated depreciation. Leasehold improvements include amounts provided by the lessor for tenant improvements. Depreciation is calculated on a straight-line basis using estimated useful lives of three to ten years.

Lease Incentives – The Partnership received tenant improvement allowances and deferred rent incentives in 2006. The allowances are included in the fixed assets and the incentives are included in deferred revenue liability. The allowances are being depreciated ratably over the extended lease period of ten years and the deferred rents are amortized ratably over the initial lease period of five years which reduces rent expenses. The balance of the tenant improvement allowances and the deferred rent incentives as of December 31, 2006 was $184,626 and $25,259, respectively.

Income Taxes—In accordance with federal and state income tax codes and regulations, the Partnership is treated as an entity that is disregarded for federal and state income tax purposes. Accordingly, federal

and state income taxes are determined at the owner level, and no provision or liability for federal or state income taxes is reflected in the accompanying financial statements.

3. PARTNERS' CAPITAL

Profits and losses of the Partnership are allocated to the partners pro rata based on Partnership capital contributions.

4. ADVISORY FEES

The Partnership earns advisory fees that are accrued and that are receivable upon successful completion of client transactions.

5. RELATED PARTY TRANSACTIONS

Beginning January 1, 2004, an expense-sharing agreement became effective whereby all expenses related to both the Partnership and Juniper Capital L.P., an entity 50% beneficially owned by Richard K. Gordon, would be allocated to both entities, and all expenses directly attributable to the Partnership would be the responsibility of the Partnership. For the years ended December 31, 2006 and 2005, rent expense of $9,040 and $8,500, respectively, were allocated to and paid by the Partnership.

6. NET CAPITAL REQUIREMENT

The Partnership is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Partnership uses the Aggregate Indebtedness Method permitted by Rule 15c3-1, which requires the Partnership to maintain net capital equal to the greater of $5,000 or 6 2/3% of total aggregate indebtedness, as defined. As of December 31, 2006, the Partnership's net capital of $2,021,029 exceeded the minimum requirement of $16,483. As of December 31, 2005, the Partnership's net capital of $2,306,347 exceeded the minimum requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .1223 to 1 and .0158 to 1 at December 31, 2006 and 2005, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULES

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 20, 2007

To the Partners of
Juniper Advisory L.P.:

In planning and performing our audit of the financial statements of Juniper Advisory L.P., (the "Partnership") for the year ended December 31, 2006 (on which we issued our report dated February 20, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not prevent or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and or study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than theses specified parties.

Yours truly,

Deloitte & Touche LLP

END